VOYA GOLDENSELECT GENESIS I®
VOYA GOLDENSELECT GENESIS FLEX®

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
issued by
Voya Insurance and Annuity Company
and its
Separate Account A

Supplement Dated May 16, 2017

This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the investment division that corresponds to the VY® FMR® Diversified Mid Cap Portfolio.*

On November 17, 2016, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® FMR® Diversified Mid Cap Portfolio. Subject to shareholder approval, effective after the close of business on or about July 14, 2017, (the "Reorganization Date"), Class S shares of the VY® FMR® Diversified Mid Cap Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya MidCap Opportunities Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the investment division that invests in the Merging Fund to any other available investment division or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "Facts About Your Policy – Your Right to Reallocate and Transfers from the Fixed Account" subsections beginning on page 15 of your Policy prospectus for information about making investment division transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the investment division that invested in the Merging Fund will automatically become an investment in the investment division that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Investment Value immediately before the reallocation will equal your Investment Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Policy. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the investment division that invests in the Merging Fund will be automatically allocated to the investment division that invests in the Surviving Fund. **See the "Facts About Your Policy – Your Right to Reallocate and Transfers from the Fixed Account" subsections beginning on page 15 of your Policy prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271 Des Moines, Iowa 50306-9271, (800) 366-0066.

IMPORTANT INFORMATION ABOUT THE INVESTMENT PORTFOLIOS, OR FUNDS, AVAILABLE THROUGH THE POLICIES

The following chart lists the mutual funds that are currently available through the investment divisions of Separate Account A, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the investment divisions that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Equity Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Government Liquid Assets Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya High Yield Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Large Cap Growth Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Russell™ Large Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
VY® Clarion Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® FMR® Diversified Mid Cap Portfolio (Class S)[*] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.
VY® Invesco Equity and Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® Templeton Global Growth Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

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* FMR® is a registered service mark of FMR LLC. Used with permission.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

IMPORTANT INFORMATION ABOUT THE
PRINCIPAL EXECUTIVE OFFICE OF
VOYA INSURANCE AND ANNUITY COMPANY

Effective on January 1, 2018, the principal executive office of Voya Insurance and Annuity Company, the issuer of your Policy, will be changing to:


699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942
